CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Shares	$2,300,000,040	$313,720

(1)	The filing fee of $313,720 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-189192

Prospectus supplement

(To Prospectus dated June 10, 2013)

$2,000,000,020

Common Shares

We are offering $2.0 billion of common shares (the “Common Shares”) of Valeant Pharmaceuticals International, Inc. (the “Company”) (the “Firm Shares”). Our Common Shares are traded on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “VRX.” On June 18, 2013, the last reported sale price of our Common Shares was $85.86 per share on the NYSE and Cdn$87.74 per share on the TSX. We will receive all of the net proceeds of the offering.

Investing in our Common Shares involves certain risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement to read about important factors you should consider before investing in our Common Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$85.00	$2,000,000,020
Underwriting discounts and commissions	$1.0625	$25,000,000
Proceeds, before expenses, to us	$83.9375	$1,975,000,020

We have granted the underwriters an option for a period of up to 30 days from the date of this prospectus supplement to purchase additional Common Shares (the “Additional Shares”, together with the Firm Shares, the “Offered Shares”), equal to up to 15% of the Common Shares initially sold by us, at the public offering price, less underwriting discounts and commissions. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $28,750,000 and the total proceeds, before expenses, to us will be $2,271,250,040.

The underwriters expect to deliver the Firm Shares against payment in New York, NY on or about June 24, 2013.

Goldman, Sachs & Co.	Goldman Sachs Canada Inc.

The date of this prospectus supplement is June 18, 2013.

This prospectus supplement should be read in conjunction with the accompanying prospectus. You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. Neither we nor any underwriter has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor any underwriter is making an offer to sell our Common Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date hereof.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus, dated June 10, 2013, which is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 (File No. 333-189192), which we refer to as the Registration Statement, that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf process, we may from time to time sell an indeterminate principal amount of shares described in the accompanying prospectus in one or more offerings.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering and also supplements, adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus supplement, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

This prospectus supplement contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part, and you may obtain copies of those documents as described below under the section entitled “Available Information and Incorporation by Reference.”

Unless the context otherwise requires, the “Company,” “we,” “us,” and “our” refer, collectively, to Valeant Pharmaceuticals International, Inc. and its subsidiaries.

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AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”), and the Company files these documents with the Canadian Securities Administrators (the “CSA”). You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, who file electronically with the SEC. The address of that site is www.sec.gov. The Company files continuous and timely disclosure reports and other information under the CSA’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

In this prospectus supplement, we “incorporate by reference” certain information filed with the SEC, which means that important information can be disclosed to you by referring to these documents.

This prospectus supplement incorporates by reference the documents listed below that the Company has previously filed with the SEC. These documents contain important information about the Company, its financial condition or other matters.

•	Annual Report on Form 10-K for the year ended December 31, 2012.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

•

Current Reports on Form 8-K, filed on February 25, 2013, May 14, 2013, May 16, 2013, May 21, 2013, May 30, 2013, May 31, 2013 and June 18, 2013 (other than documents or portions of these documents deemed to be furnished rather than filed).

•	Definitive Proxy Statement on Schedule 14A, filed on April 11, 2013, as supplemented on May 10, 2013 and May 16, 2013.

In addition, the Company incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before completion of this offering. These documents include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, as well as proxy statements. Such documents are considered to be a part of this prospectus supplement, effective as of the date such documents are filed. To the extent that any information contained in any such Current Report on Form 8-K, or any exhibit thereto, is furnished, rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this prospectus supplement.

You can obtain any of these documents from the SEC through the SEC’s website at www.sec.gov. In addition, you can obtain any of these documents from the CSA through SEDAR at www.sedar.com. We will also provide you with copies of these documents, without charge, upon written or oral request to:

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

Attn: Investor Relations

Telephone: (949) 461 6002

In the event of conflicting information in this prospectus supplement in comparison to any document incorporated by reference into this prospectus supplement, or among documents incorporated by reference, the information in the latest filed document controls.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (or forward-looking information within the meaning of the CSA’s National Instrument 51-102 Continuous Disclosure Obligations) with respect to, among other things, the expected benefits of our acquisitions (including the Merger, defined below) and other transactions, such as cost savings, operating synergies and growth potential of the Company; business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products; the impact of healthcare reform; exposure to foreign currency exchange rate changes and interest rate changes; the outcome of contingencies, such as certain litigation and regulatory proceedings; general market conditions; and our expectation regarding our financial performance, including revenues, expenses, gross margins, liquidity and income taxes (collectively, “forward-looking statements”).

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “continue”, “will”, “may”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Such forward-looking statements are found at various places throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein and all such statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following:

•

our ability to compete against companies that are larger and have greater financial, technical and human resources than we do, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by our competitors;

•	the introduction of generic competitors of our brand products;

•	the introduction of products that compete against our products that do not have patent or data exclusivity rights, which products represent a significant portion of our revenues;

•	the challenges and difficulties associated with managing the rapid growth of our Company and a large, complex business;

•	our ability to identify, acquire, close and integrate acquisition targets successfully and on a timely basis;

•

factors relating to the integration of the companies, businesses and products acquired by the Company (including the integration relating to our recent acquisitions of Medicis Pharmaceutical Corporation (“Medicis”) and Obagi Medical Products, Inc. (“Obagi”) and the anticipated acquisition of Bausch & Lomb Holdings Incorporated (“B&L”), such as the time and resources required to integrate such companies, businesses and products, the difficulties associated with such integrations, and the achievement of the anticipated benefits from such integrations;

•

factors relating to our ability to achieve all of the estimated synergies from our recent acquisition of Medicis (which we anticipate will be approximately $300 million) and/or the estimated synergies from our anticipated acquisition of B&L (which we anticipate will be approximately $800 million) as a result of cost-realization and integration initiatives, including

S-iii

greater than expected operating costs, the difficulty in eliminating certain duplicative costs, facilities and functions, and the outcome of many operational and strategic decisions, some of which have not yet been made;

•

the statements set forth in the press release included as Exhibit 99.1 to the Company’s Current Reports on Form 8-K, filed on May 31, 2013, which contains forward-looking statements regarding, among other things, the proposed business combination between the Company and B&L, the Company’s and B&L’s financial position, market position, product development and business strategy, expected cost synergies, expected timing and benefits of the transaction, as well as estimates of the Company’s future expenses and future sales and earnings per share and the ability of the Company, together with B&L to achieve estimated revenues of approximately $3.3 billion and adjusted EBITDA of approximately $720 million in 2013, and our anticipated debt to pro forma adjusted EBITDA ratio of 4.6 times;

•	our ability to secure and maintain third-party research, development, manufacturing, marketing or distribution arrangements;

•	our eligibility for benefits under tax treaties and the continued availability of low effective tax rates for the business profits of certain of our subsidiaries;

•	our substantial debt and debt service obligations and their impact on our financial condition and results of operations;

•

our future cash flow, our ability to service and repay our existing debt and our ability to raise additional funds, if needed, in light of our current and projected levels of operations, acquisition activity and general economic conditions;

•	interest rate risks associated with our floating debt borrowings;

•	the risks associated with the international scope of our operations, including our presence in emerging markets and the challenges we face when entering new geographic markets;

•

adverse global economic conditions and credit market and foreign currency exchange uncertainty in Central and Eastern Europe, Latin America, South East Asia, South Africa, and other countries in which we do business;

•

economic factors over which the Company has no control, including changes in inflation, interest rates, foreign currency rates, and the potential effect of such factors on revenues, expenses and resulting margins;

•	our ability to retain, motivate and recruit executives and other key employees;

•	the outcome of legal proceedings, investigations and regulatory proceedings;

•	the risk that our products could cause, or be alleged to cause, personal injury, leading to potential lawsuits and/or withdrawals of products from the market;

•

the difficulty in predicting the expense, timing and outcome within our legal and regulatory environment, including, but not limited to, the U.S. Food and Drug Administration, Health Canada and European, Asian, Brazilian and Australian regulatory approvals, legal, and regulatory proceedings and settlements thereof, the protection afforded by our patents and other intellectual and proprietary property, successful generic challenges to our products and infringement or alleged infringement of the intellectual property of others;

•	the results of continuing safety and efficacy studies by industry and government agencies;

S-iv

•

the availability and extent to which our products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of our products;

•	the inclusion of our products on formularies or our ability to achieve favorable formulary status, as well as the impact on the price of our products in connection therewith;

•	the impact of price control restrictions on our products, including the risk of mandated price reductions;

•

the success of preclinical and clinical trials for our drug development pipeline or delays in clinical trials that adversely impact the timely commercialization of our pipeline products, as well as factors impacting the commercial success of our currently marketed products, which could lead to material impairment charges;

•

the results of management reviews of our research and development portfolio, conducted periodically and in connection with certain acquisitions, the decisions from which could result in terminations of specific projects which, in turn, could lead to material impairment charges;

•

the uncertainties associated with the acquisition and launch of new products, including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and pricing;

•	our ability to obtain components, raw materials or finished products supplied by third parties and other manufacturing and supply difficulties and delays;

•	the disruption of delivery of our products and the routine flow of manufactured goods;

•	the seasonality of sales of certain of our products;

•	declines in the pricing and sales volume of certain of our products that are distributed by third parties, over which we have no or limited control;

•

compliance with, or the failure to comply with, health care “fraud and abuse” laws and other extensive regulation of our marketing, promotional and pricing practices, worldwide anti-bribery laws (including the U.S. Foreign Corrupt Practices Act), worldwide environmental laws and regulation and privacy and security regulations;

•	the impacts of the Patient Protection and Affordable Care Act and other legislative and regulatory healthcare reforms in the countries in which we operate; and

•	other risks detailed from time to time in our filings with the SEC and the CSA, as well as our ability to anticipate and manage the risks associated with the foregoing.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. These important factors also include those set forth under “Risk Factors” in this prospectus supplement.

Investors are cautioned that any forward-looking statement speaks only as of the date of this prospectus supplement or, if such statement is included in a document incorporated by reference into this prospectus supplement, as of the date of such other document. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. We caution further that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list should not be considered a complete statement of all potential risks and uncertainties.

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SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in our Common Shares. You should read this entire prospectus supplement carefully, including the section entitled “Risk Factors,” the accompanying prospectus and the documents that we incorporate by reference into the prospectus supplement and the accompanying prospectus, before making an investment decision. For a more complete description of our business, see the “Business” section of our Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference herein. Unless the context otherwise requires, the “Company,” “we,” “us,” and “our” refer, collectively, to Valeant Pharmaceuticals International, Inc. and its subsidiaries.

The Company

We are a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical and over-the-counter (“OTC”) products and medical devices. Our specialty pharmaceutical and OTC products are marketed under brand names and are sold in the United States (“U.S.”), Canada, Australia and New Zealand, where we focus most of our efforts on products in the dermatology and neurology therapeutic classes. We also have branded generic, branded and OTC operations in Central and Eastern Europe, Latin America, South East Asia and South Africa.

Our product portfolio is significantly diversified, with approximately 1,200 different products across different therapeutic classes and geographic areas. For the three months ended March 31, 2013, our largest product represented less than 7% of revenue and our second largest product represented approximately 5% of revenue. We focus our operations on business segments characterized by above average growth rates and long duration assets that we believe have the potential for solid growth and strong operating margins.

As a result of our acquisition strategy and continued growth, impacted most recently by the December 2012 Medicis acquisition, we realigned our segment structure. Historically, we reported in four segments—U.S. Dermatology, U.S. Neurology and Other, Canada and Australia, and Emerging Markets. Effective in the first quarter of 2013, we now have two reportable segments: (i) Developed Markets, and (ii) Emerging Markets.

The following provides an overview of our segments:

•

Developed Markets consists of (i) sales in the U.S. of pharmaceutical and OTC products, and alliance and contract service revenues, in the areas of dermatology, aesthetics (including medical devices), dentistry, ophthalmology and podiatry, (ii) sales in the U.S. of pharmaceutical products indicated for the treatment of neurological and other diseases, as well as alliance revenue from the licensing of various products the Company developed or acquired, and (iii) sales of pharmaceutical and OTC products sold in Canada, Australia and New Zealand.

Our principal products are in dermatology and include Solodyn® for the treatment of acne and the aesthetic products Restalyne® (dermal filler) and Dysport® (injectable neurotoxin). Other key products in the developed markets segment include Wellbutrin® for major depressive disorder, CeraVe® (an OTC skin care line), Visudyne® and Macugen® for macular degeneration and other ophthalmic conditions, and Arestin® for the treatment of gum disease.

•	Emerging Markets consists of branded generic pharmaceutical products, as well as OTC products and agency/in-licensing arrangements with other research-based pharmaceutical companies (where we distribute and market branded, patented products under long term, renewable contracts). Our products are sold in over 20 countries in Central and Eastern Europe (primarily Russia, Poland and Serbia), in Latin America (Mexico, Brazil and exports out of Mexico to other Latin American markets), and in South East Asia and South Africa.

Our Central and Eastern European branded generics business now covers a broad range of treatments, including antibiotics, treatments for cardiovascular and neurological diseases, dermatological products and diabetic therapies among many others, as well as a broad range of various OTC products. Our portfolio in Mexico and Brazil includes therapies for vitamin deficiency, antibacterial products, and dermatological products. Our South East Asia and South Africa products include OTC products for cough and cold, and certain prescription medicines.

Business Strategy

Our strategy is to focus on core geographies and therapeutic classes, to manage pipeline assets either internally or through strategic partnerships with other pharmaceutical companies and to deploy cash with an appropriate mix of selective acquisitions, debt repayments and repurchases, and share buybacks. As part of our business strategy, we expect to pursue acquisitions from time to time with other companies as opportunities may arise, some of which may be material and/or transformative transactions. Other than in connection with our anticipated acquisition of B&L (described below), we are not currently a party to any significant acquisitions, but we may enter into such transactions in the future. We believe this strategy will allow us to improve both the growth rate and profitability of the Company and to enhance shareholder value.

Our low-risk research and development (“R&D”) model is a key element of our business strategy. It allows us to progress development programs to drive future commercial growth, while minimizing our research and development expense. This is achieved primarily in four ways:

•	focusing our efforts on niche therapeutic areas such as dermatology, aesthetics, podiatry, ophthalmology and life-cycle management programs for currently marketed products;

•	acquiring dossiers and registrations for branded generic products, which require limited manufacturing start-up and development activities;

•	selling internal development capabilities to third parties, thereby allowing higher utilization and infrastructure cost absorption; and

•	structuring partnerships and collaborations so that our partners share development costs.

In addition to our low-risk R&D model, we also engage in dermatology R&D efforts investigating new compounds and pursue lifecycle management and line extension R&D.

Recent Developments

Bausch & Lomb Merger

On May 24, 2013, the Company, Valeant Pharmaceuticals International, a Delaware corporation and wholly owned subsidiary of the Company (“VPI”), Stratos Merger Corp., a Delaware corporation and wholly owned subsidiary of VPI (“Merger Sub”), and B&L, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for Merger Sub to merge with and into B&L (the “Merger”), with B&L surviving as a wholly owned subsidiary of VPI. As a result of the Merger, the separate corporate existence of Merger Sub will cease and B&L will continue as the surviving corporation.

B&L is a leading global eye health company focused on protecting, enhancing and restoring people’s eyesight. Over its 160-year history, B&L has become one of the most widely recognized and respected eye health brands in the world. B&L globally develops, manufactures and markets one of the most comprehensive product portfolios in the eye care industry and delivers a broad, complementary portfolio of products to eye care professionals, patients and consumers. B&L’s portfolio contains more than 300 products. B&L’s single largest product, and its top ten products in total, accounted for approximately 7% and 38% of 2012 net sales, respectively. B&L’s net sales in 2012 were balanced across several geographies, with North America, Europe and Asia accounting for 41%, 33% and 22% of net sales, respectively.

Through three business units—pharmaceuticals, vision care and surgical—B&L offers products such as branded and generic prescription ophthalmic pharmaceuticals, OTC ophthalmic medications, ophthalmic nutritional products, contact lenses and lens care solutions, as well as products that are used in cataract, vitreoretinal, refractive and other ophthalmic surgical procedures. B&L markets a diversified product portfolio of more than 300 products in over 100 countries through its sales organization of over 3,700 sales personnel. For the year ended December 29, 2012, B&L generated net sales of $3.0 billion.

B&L has also developed an innovative pipeline of late stage and launch stage products through internal and external development. These pipeline products are described in the table below:

Pharmaceuticals Pipeline
Product	Description	Current Developmental Stage

Latanoprostene bunod	Nitric oxide-donating prostaglandin for reduction of elevated intraocular pressure in patients with glaucoma or ocular hypertension	Late Stage

Lotemax® Gel	Corticosteroid indicated for the treatment of postoperative inflammation and pain	Launch Stage

Mapracorat Post Operative	Selective glucocorticoid receptor agonist for treatment of inflammation and pain following cataract surgery	Late Stage

PROLENSA™	Ophthalmic NSAID for the treatment of inflammation and pain following cataract surgery	Launch Stage

Ocular Redness Therapy	Low dose brimonidine solution for the treatment of ocular redness	Late Stage

Vision Care Pipeline
Product	Description	Current Developmental Stage

Biotrue® ONEday	High water, mid oxygen permeability, non-silicone hydrogel lens	Launch Stage

Next Generation Silicone Hydrogel	Novel lens with excellent comfort and visual quality	Late Stage

Oxidative Chemical Disinfectant	One bottle solution for cleaning and disinfecting	Late Stage

Surgical Pipeline
Product	Description	Current Developmental Stage

enVista® Hydrophobic IOL Platform	Single-piece, “glistening free” hydrophobic acrylic IOL	Launch Stage

Trulign™ Toric IOL	Addition of toric optics to accommodating IOL	Launch Stage

VICTUS™ Femtosecond Laser Platform	Femtosecond laser system for laser-assisted cataract and refractive surgery	Launch Stage

This transaction will add to the Company a leading global eye health company with an iconic brand, another strong specialty platform, an attractive late stage pipeline and an expanded footprint across high-growth emerging markets (such as China, Brazil, the Middle East, South Korea, Russia, Poland and Turkey), which represented approximately 25% of B&L’s 2012 net sales. The eye health market is positioned to benefit from key global market trends including an aging population, increased incidence of diabetes and rising wealth in emerging markets. We believe this transaction will enhance our expected future cash flows and provide an attractive return to our shareholders.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each share of B&L common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time, other than any dissenting shares and any shares held by B&L, VPI, Merger Sub or any of their respective subsidiaries, will be converted into the right to receive its pro rata share (the “Per Share Merger Consideration”), without interest, of an aggregate purchase price equal to $8.7 billion minus B&L’s existing indebtedness for borrowed money (which will be paid off by the Company in accordance with the terms of the Merger Agreement) and related fees and costs, minus certain of B&L’s transaction expenses, minus certain payments with respect to certain canceled B&L performance-based options (which will not be outstanding immediately prior to the Effective Time), plus the aggregate exercise price applicable to B&L’s outstanding options immediately prior to the Effective Time, and plus certain cash amounts, all as further described in the Merger Agreement. The Merger will be financed with the net proceeds of this offering and the net proceeds of the Debt Financing (as defined below). See “Where You Can Find Additional Information.”

Each B&L restricted share and stock option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the Per Share Merger Consideration in the case of restricted shares or, in the case of stock options, the excess, if any, of the Per Share Merger Consideration over the exercise price of such stock option.

The Company has guaranteed the obligations of VPI and Merger Sub under the Merger Agreement.

Consummation of the Merger is subject to customary conditions, including (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as well as the obtaining of certain foreign antitrust approvals, and (ii) the absence of a material adverse effect on B&L, as defined in the Merger Agreement.

On May 25, 2013, holders representing more than 90% of the outstanding shares of B&L common stock delivered to the Company a written consent adopting the Merger Agreement.

The Merger Agreement contains representations and warranties and covenants customary for a transaction of this nature. In addition, B&L has agreed to terminate any existing discussions with respect to third party acquisition proposals, refrain from facilitating any such proposals and withdraw the registration statement on Form S-1 that it had previously filed with the SEC in contemplation of an initial public offering. The Merger Agreement contains certain termination rights for VPI and B&L, including upon (i) the failure to consummate the Merger by the six month anniversary of the date of the Merger Agreement, (ii) the existence of certain legal restraints prohibiting the consummation of the Merger or (iii) a material, uncured breach by the other party of the Merger Agreement.

B&L Litigation and Settlements

On May 24, 2013, ISTA Pharmaceuticals, Inc. (“ISTA”), a company B&L acquired in 2012, reached agreement with the U.S. government to resolve and conclude civil and criminal allegations against it. In connection with the settlement, ISTA pled guilty to charges of Conspiracy to Introduce a Misbranded Drug in Interstate Commerce with Intent to Defraud and Mislead and Conspiracy to Violate the Anti-Kickback Statute. As part of the settlement, ISTA agreed to pay approximately $34 million in civil and criminal fines, including interest and attorney’s fees.

B&L has also been engaged in proceedings with the Internal Revenue Service (“IRS”) concerning certain transactions relating to Wilmington Partners L.P., B&L CRL Partners L.P., and their respective corporate partners, which are currently all wholly owned subsidiaries of B&L. B&L reached agreement with the IRS regarding the material terms of a settlement, and finalized such settlement on May 30, 2013. Under the terms of the settlement, B&L will pay the IRS in cash approximately $37.7 million in taxes, penalties and interest and utilize approximately $16.2 million in tax credits relating to taxable years 2000 through 2005. In addition, B&L will pay approximately $1.8 million to resolve related state tax issues.

Amendment of Our Senior Secured Credit Facilities

On June 6, 2013, we entered into an amendment of our Senior Secured Credit Facilities to implement certain revisions in connection with the Merger (“Amendment No. 5”). Amendment No. 5 provides for certain revisions in connection with, among other things, the formation of VPII Escrow Corp., the offering of the senior unsecured notes by VPII Escrow Corp., this offering, the waiver of certain closing conditions and/or requirements in connection with the incurrence of incremental term loans and/or establishment of incremental revolving commitments related to the Merger and the consummation of the Merger. In addition, we intend to seek an amendment to our Senior Secured Credit Facilities, which upon effectiveness would, among other things, increase the revolving facility commitments under our Senior Secured Credit Facilities from $450.0 million to $1.0 billion and extend the maturity of the revolving facility from April 20, 2016 to April 20, 2018. We also intend to seek amendments to certain other provisions of our Senior Secured Credit Facilities.

Commitment Letter

The Company and VPI entered into a commitment letter (as amended and restated as of June 4, 2013, the “Commitment Letter”), with Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Royal Bank of Canada, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., DNB Bank ASA, DNB Markets, Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (such financial institutions, the “Commitment Parties”), and certain affiliates of the Commitment Parties, pursuant to which the Commitment Parties committed to provide up to $9.275 billion of unsecured bridge loans for the purposes of funding (i) the transactions contemplated by the Merger Agreement, (ii) B&L’s obligation to repay all outstanding loans under its existing credit facilities, (iii) B&L’s tender offer for or defeasance or irrevocable call for redemption and deposit of cash to effect such defeasance or redemption of B&L’s 9.875% Senior Notes due 2015 and (iv) certain transaction expenses. In connection with the effectiveness of Amendment No. 5, $4.30 billion of the commitments of the Commitment Parties under the Commitment Letter were reallocated from unsecured bridge loans to a commitment in respect of incremental term loans under our Senior Secured Credit Facilities. Consequently, only $4.975 billion of the original $9.275 billion committed amount remains as a commitment to provide unsecured bridge loans under the Commitment Letter and the balance of $4.3 billion is now a commitment to provide incremental term loans under the existing Senior Secured Credit Facilities. If this offering of Common Shares is completed, as contemplated by this prospectus supplement, then we will no longer need the full amount of the unsecured bridge loans and the committed amount of unsecured bridge loans under the Commitment Letter will be automatically reduced by the amount of this offering. The financing commitments of the Commitment Parties are subject to various terms and conditions set forth in the Commitment Letter. See “Where You Can Find Additional Information.”

Zovirax®

On April 4, 2013, the first generic version of our Zovirax® ointment was launched by a competitor. We have entered into an agreement with Watson Laboratories, Inc. (“Watson”), a division of Actavis, Inc., to be the exclusive marketer and distributor of an authorized generic of our Zovirax® ointment product. In addition, we granted Watson the exclusive right to co-promote Zovirax® cream to obstetricians and gynecologists in the U.S. (the “Zovirax® agreement”). In addition, Watson granted us the exclusive right to co-promote Actavis Specialty Brands’ Cordran® Tape product in the U.S. (“Cordran® Tape agreement”). Under the terms of the exclusive Zovirax® agreement, we will supply Watson with a generic version of our Zovirax® ointment product and Watson will market and distribute the product in the U.S. Watson will utilize its existing specialty brands sales and marketing structure to promote the product and will receive a co-promotion fee from sales generated by prescriptions written by its targeted physician group. Under the terms of the Cordran® Tape agreement, we will utilize our existing dermatology sales and marketing structure to promote the product, and will receive a co-promotion fee on sales and receive a share of the profit when an authorized generic of Cordran® Tape is launched.

Acquisition of Obagi Medical Products, Inc.

On April 25, 2013, we completed our acquisition of all of the outstanding shares of Obagi at a price of $24 per share in cash. The aggregate purchase price paid by us in connection with this acquisition was approximately $440 million. Obagi is a specialty pharmaceutical company that develops, markets, and sells topical aesthetic and therapeutic skin-health systems with a product portfolio that includes dermatology brands including Obagi Nu-Derm®, Condition & Enhance®, Obagi-C® Rx, ELASTIDerm® and Obagi CLENZIDerm®.

Sale of Metronidazole 1.3%

On April 30, 2013, we agreed to sell the worldwide rights in our Metronidazole 1.3% Vaginal Gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis, to Watson for approximately $55 million, which includes upfront and certain milestone payments and minimum royalties for the first three years of commercialization. In addition, royalties are payable to the Company on the sales of Metronidazole 1.3% by Watson. In the event of generic competition on

Metronidazole 1.3%, should Actavis Specialty Brands choose to launch an authorized generic product, the gross profits of the sales of the authorized generic will be shared with us. We acquired Metronidazole 1.3% development product as part of the acquisition of Medicis in December 2012, and the carrying amount of the related in process research and development asset was $66.6 million as of March 31, 2013, based on the provisional fair value as of the acquisition date.

The Offering

Issuer	Valeant Pharmaceuticals International, Inc.

Offering	$2.0 billion of our Common Shares (or approximately $2.3 billion of our Common Shares if the underwriters exercise in full their option to purchase Additional Shares).

Common Shares to be outstanding after the offering	327,331,215 of our Common Shares (or 330,860,627 of our Common Shares if the underwriters exercise in full their option to purchase Additional Shares).

Use of Proceeds	The Company intends to use the proceeds from the offering to fund, in part, (i) the Merger consideration, (ii) the fees and expenses incurred in connection with the Merger; and (iii) the repayment or retirement of B&L’s outstanding debt. In order to fund the balance of the Merger consideration, we intend to effect debt financing transactions of approximately $7.3 billion, consisting of (i) a syndication of approximately $4.05 billion of incremental term loans from the Commitment Parties under the Senior Secured Credit Facilities; and (ii) the issuance of senior unsecured notes with an aggregate principal balance of approximately $3.2 billion (collectively, the “Debt Financing”). If the underwriters exercise their option to purchase the Additional Shares, the Company may use the proceeds, in addition to the manner described above, for general corporate purposes. The completion of this offering is not conditional on the closing of the Merger, and if such Merger were not to close for any reason, the proceeds of this offering will be used for general corporate purposes, which may include providing working capital, funding capital expenditures or for making one or more future acquisitions.

Dividend Policy	While our board of directors will review our dividend policy from time to time, we currently do not intend to pay any cash dividends in the foreseeable future on our Common Shares or Class A Special Shares (defined herein). In addition, our existing debt instruments restrict or prevent us from paying dividends on our Common Shares. Agreements governing any future indebtedness, in addition to those governing our current indebtedness, may not permit us to pay dividends on our Common Shares.

Listing	Our Common Shares are listed for trading on the NYSE and the TSX under the symbol “VRX.”

Risk Factors

See “Risk Factors” and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the Offered Shares.

Lock-Up	We and each of our directors and executive officers have agreed with Goldman, Sachs & Co. and Goldman Sachs Canada Inc. (collectively, the “underwriters”) not to, subject to certain exceptions, sell, transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares without the prior written consent of Goldman, Sachs & Co., on behalf of the underwriters, until the 90th day after the date of the final prospectus covering the public offering of the Common Shares (the “Lock-Up Agreements”).

The number of Common Shares that will be outstanding after this offering is based on 303,801,803 Common Shares outstanding as of March 31, 2013. As of March 31, 2013, there were 3,546,489 Common Shares available for future grants under our 2011 Omnibus Incentive Plan.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase Additional Shares equal to up to 15% of the Firm Shares initially sold.

RISK FACTORS

Any investment in our Common Shares involves risks. In addition to the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements”, you should carefully consider the following risks before purchasing our Common Shares. In addition, you should read and consider the risks associated with our business because these risks will also affect the Company. These risks can be found in our Annual Reports on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q that are filed with the SEC and the CSA, and incorporated by reference into this prospectus supplement and the accompanying prospectus. You should also read and consider the other information in this prospectus supplement and the accompanying prospectus and the other documents incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Available Information and Incorporation by Reference.”

Risks Related to the Merger

Failure to complete the Merger could negatively impact the share price and the future business and financial results of the Company.

The completion of the Merger is subject to the satisfaction of a number of conditions and may not occur. If the Merger is not completed, the Company would not realize any anticipated benefits from being part of the combined company. In addition, the ongoing business of the Company may be adversely affected, and the Company could experience negative reactions from the financial markets, which could cause a decrease in the market price of our Common Shares, particularly if the market price reflects market assumptions that the Merger will be completed. The Company may also experience negative reactions from its customers and employees. Such reactions may have an adverse effect on the Company’s business.

Failure to successfully combine the businesses of the Company and B&L in the expected time frame may adversely affect the future results of the combined organization.

The success of the proposed Merger will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from combining the businesses of the Company and B&L. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the Merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Merger and could result in declines in the market value of the Common Shares.

The pendency of the Merger could adversely affect the business and operations of the Company and B&L.

In connection with the pending Merger, some customers of each of the Company and B&L may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of the Company and B&L, regardless of whether the Merger is completed. Similarly, current and prospective employees of the Company and B&L may experience uncertainty about their future roles with B&L following the Merger, which may materially adversely affect the ability of each of the Company and B&L to attract, retain and motivate key personnel during the pendency of the Merger and which may materially adversely divert attention from the daily activities of the Company’s and B&L’s existing employees.

The Company and B&L may be unable to obtain the regulatory clearances required to complete the Merger or, in order to do so, the Company and B&L may be required to comply with material restrictions or satisfy material conditions.

The Merger is subject to review by the Antitrust Division of the Department of Justice and the Federal Trade Commission under the HSR Act, certain foreign antitrust approvals, and potentially state regulatory authorities. The closing of the Merger is subject to the condition that there be no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the Merger. The Company can provide no assurance that all required regulatory clearances will be obtained. If a governmental authority asserts objections to the Merger, the Company may be required to divest some assets or closing can be delayed in order to obtain antitrust clearance. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain antitrust approval.

The Company and B&L will incur substantial transaction-related costs in connection with the Merger.

The Company and B&L expect to incur a number of non-recurring transaction-related costs associated with completing the Merger, combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of the Company and B&L. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

We are entering into a new business area in connection with the Merger, which business may not be successful or which may adversely affect the financial results of the Company.

We may encounter financial and operational difficulties in integrating the B&L business with our current lines of business or in operating the B&L business successfully. We cannot be certain of the degree and scope of operational and integration problems that may arise. In addition, with the acquisition of B&L, we are significantly increasing our involvement in the eye health industry and will be entering into a number of new business areas, including vision care and surgical eye care, and will be developing and commercializing a range of new products. We may not be successful in these new areas and business units and this may adversely affect the financial results of the Company. In addition, B&L has a number of pipeline products that may not align with our low-risk R&D model, which may result in increased costs, lower success rates or a rationalization of certain projects, each of which may adversely affect the financial results of the Company.

Substantial debt and debt service obligations may adversely affect us; we may incur substantially more debt.

We have a significant amount of indebtedness. In addition, we may also incur additional long term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total debt. For instance, as described above, we have recently entered into an amendment to our Senior Secured Credit Facilities, which among other things, permitted the Company to incur the incremental term loans, the proceeds of which we expect will be used to partially fund the Merger. In addition, we intend to seek an amendment to our Senior Secured Credit Facilities, which upon effectiveness would, among other things, increase the revolving facility commitments under our Senior Secured Credit Facilities from $450 million to $1.0 billion and extend the maturity of the revolving facility from April 20, 2016 to April 20, 2018. As of March 31, 2013, $450 million was available for borrowing under our revolving credit agreement. After giving effect to the Merger and after giving effect to this offering (and the application of the proceeds therefrom), the Debt Financing and the proposed amendment to the revolving credit facility increasing the commitments thereunder, as of March 31, 2013, we would have had approximately $18 billion of indebtedness outstanding and approximately $1.0 billion would have been available for borrowing under our revolving credit agreement.

Our substantial debt could have significant negative consequences on our financial condition and results of operations. Furthermore, although the terms of the indentures governing our existing debt contain restrictions on the incurrence of additional debt, including secured debt, these restrictions are subject to a number of important exceptions, including our ability to enter into new senior secured credit facilities that are secured by all of our and our subsidiaries’ assets, and debt incurred in compliance with these restrictions could be substantial. If we and our restricted subsidiaries incur significant additional debt, the related risks that we face could intensify.

Reference is also made to the debt-related risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein.

Risks Related to the Offering and Our Common Shares

The market price of our Common Shares may be volatile, which could cause the value of your investment to decline.

The market price of our Common Shares could fluctuate significantly for various reasons, many of which are beyond our control, including the following:

•	changes or perceived changes in the condition, operations, results or prospects of our businesses and market assessments of these changes or perceived changes;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of Common Shares by our shareholders or our incurrence of additional debt;

•	changes in governmental regulations or proposals, or new government regulations or proposals, affecting us;

•	changes in key personnel;

•	expiration of lock-up periods applicable to us and our directors and executive officers;

•	our quarterly or annual earnings or those of other companies in our industry;

•	operating and stock price performance of companies that investors deem comparable to us;

•	changes in earnings estimates or recommendations by securities analysts who track our Common Shares;

•	changes in industry conditions;

•	developments related to investigations, regulatory proceedings, or litigation that involve us; and

•

changes in general market, economic and political conditions in the United States, Canada and global economies or financial markets in which we do business, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Shares.

Future sales or issuances of our Common Shares in the public markets, or the perception of such sales, could depress the trading price of our Common Shares.

The sale of a substantial number of Common Shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of our Common Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of our Common Shares.

All of our debt obligations, and any future indebtedness we may incur, will have priority over our Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of the Company, our Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our Common Shares. As a result, holders of our Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to our Common Shares have been satisfied.

We may issue Class A Special Shares in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Shares, which could depress the price of our Common Shares.

Our articles of amalgamation authorize us to issue an unlimited number of Class A Special Shares (the “Class A Special Shares”). Although we have not yet issued Class A Special Shares, our board of directors has the authority to determine the preferences, limitations and relative rights of Class A Special Shares without any further vote or action by our stockholders. Our Class A Special Shares could be issued with conversion, liquidation, dividend and other rights superior to the rights of our Common Shares. The potential issuance of Class A Special Shares may delay or prevent a change in control of us, discouraging bids for our Common Shares at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Common Shares.

We have no plans to pay regular dividends on our Common Shares, so shareholders may not receive funds without selling their Common Shares.

While our board of directors will review our dividend policy from time to time, we currently do not intend to pay any cash dividends in the foreseeable future on our Common Shares or Class A Special Shares. Any declaration and payment of future dividends to holders of Common Shares will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, our existing debt instruments restrict or prevent us from paying dividends on our Common Shares. Agreements governing any future indebtedness, in addition to those governing our current indebtedness, may not permit us to pay dividends on our Common Shares.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Common Shares, the price of our Common Shares could decline.

The trading market for our Common Shares depends in part on the research and reports that third-party securities analysts publish about our company and our industry. If one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our Common Shares or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our Common Shares could decline.

USE OF PROCEEDS

The net proceeds to us from this offering, after deduction of underwriting discounts and expenses, are estimated to be approximately $1.97 billion, or approximately $2.27 billion if the underwriters exercise their option to purchase Additional Shares in full.

The Company intends to use the proceeds from the offering to fund, in part, (i) the Merger consideration, (ii) the fees and expenses incurred in connection with the Merger; and (iii) the repayment or retirement of B&L’s outstanding debt. In order to fund the balance of the Merger consideration, we intend to effect debt financing transactions of approximately $7.3 billion, consisting of (i) a syndication of approximately $4.05 billion incremental term loans from the Commitment Parties under the Senior Secured Credit Facilities; and (ii) the issuance of senior unsecured notes with an aggregate principal balance of approximately $3.2 billion (collectively, the “Debt Financing”). If the underwriters exercise their option to purchase the Additional Shares, the Company may use the proceeds, in addition to the manner described above, for general corporate purposes. The completion of this offering is not conditional on the closing of the Merger, and if such Merger were not to close for any reason, the proceeds of this offering will be used for general corporate purposes, which may include providing working capital, funding capital expenditures or for making one or more future acquisitions.

The following table illustrates the estimated sources and uses of the proceeds of this offering, certain term loan borrowings and proceeds from our offering of debt securities assuming the Merger, this offering and the Debt Financing were completed on March 31, 2013.

Sources		Uses
New Term Loans	$4,050	B&L Equity Purchase Price and payment for cash acquired	$4,682
New Senior Unsecured Notes	3,225	Additional cash payment(a)	75
Common Shares offered hereby	2,000	Repay B&L’s Existing Revolver	201
Cash acquired	140	Repay B&L’s Existing Term Loans	2,905
		Repay B&L’s Existing Unsecured Notes and Other Debt	362
		Repay B&L’s HoldCo Bridge	700
		Cash to Balance Sheet	280
		Estimated Premium, OID, Fees and Expenses	210

Total Sources	$9,415	Total Uses	$9,415

(a)	Payment relating to the settlement of two pre-existing legal matters of B&L (the ISTA litigation and the Wilmington Partners tax litigation, as described in Note 16 of B&L’s March 30, 2013 unaudited consolidated financial statements, filed by the Company on EDGAR on June 18, 2013, which will be settled prior to the Effective Time of the Merger).

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at March 31, 2013, on an actual basis and on an as adjusted basis to give effect to this offering and as further adjusted to give effect to the Merger and the Debt Financing. The following table should be read in conjunction with the audited and unaudited consolidated financial statements that are incorporated by reference into this prospectus supplement.

	As of March 31, 2013
	Actual	As adjusted for this offering	As adjusted for this offering, the Merger and the Debt Financing
	(dollars in thousands)
Cash and cash Equivalents	$413,736	$2,388,736	$693,970
Restricted cash	7,958	7,958	7,958

Long Term Debt
Credit Facilities(1):
New Revolving Credit Facility(2)	$—	$—	$—
Term Loan A(3)	1,926,577	1,926,577	1,926,577
Series D Tranche Term Loan B Facility(4)	1,265,726	1,265,726	1,265,726
Series C Tranche Term Loan B Facility(5)	973,765	973,765	973,765
New Term Loans	—	—	3,979,125
Senior Notes:
6.375% Notes Due 2020(6)	1,725,325	1,725,325	1,725,325
6.375% Notes Due 2020(6)	492,950	492,950	492,950
6.50% Notes due 2016	915,500	915,500	915,500
6.75% Notes due 2017(7)	498,394	498,394	498,394
6.875% Notes due 2018(8)	939,502	939,502	939,502
7.00% Notes due 2020(9)	686,768	686,768	686,768
6.75% Notes due 2021	650,000	650,000	650,000
7.25% Notes due 2022(10)	541,562	541,562	541,562
New Senior Unsecured Notes	—	—	3,185,000
Convertible Notes:
1.375% Convertible Notes due 2017	209	209	209
Other	842	842	842
Total Debt	10,617,120	10,617,120	17,781,245
Shareholders’ Equity
Common Shares, no par value, unlimited shares authorized, 303,801,803 issued and outstanding at March 31, 2013	5,942,536	7,917,536	7,917,536
Additional paid-in capital	264,982	264,982	264,982
Accumulated deficit	(2,423,731)	(2,423,731)	(2,528,364)
Accumulated other comprehensive loss	(196,799)	(196,799)	(196,799)

Total Shareholders’ Equity	3,586,988	5,561,988	5,457,355

Total Capitalization	$14,204,108	$16,179,108	$23,238,600

Per Share Data:
Book value per share	$46.75	$49.43	$70.99
Common Shares outstanding	303,801,803	327,331,215	327,331,215

(1)	On February 13, 2012, the Company and certain of its subsidiaries, as guarantors, amended and restated the credit agreement to provide for a facility of up to $3.1 billion and amend certain provisions (the “Credit Agreement”). Pursuant to certain joinder agreements to the Credit Agreement, on June 14, 2012 and July 9, 2012, the Company increased the senior secured term loan B facility by $600.0 million and $100.0 million, respectively, and on September 11, 2012 the Company increased its revolving credit facility by $175.0 million. Further, pursuant to joinder agreements to the Credit Agreement, on October 2, 2012, the Company entered into a $1.3 billion incremental term loan B facility to refinance its existing term loan B facilities and on December 11, 2012, the Company entered into an additional $1.0 billion incremental term loan B facility to finance the acquisition of Medicis. Pursuant to certain amendments to the Credit Agreement on January 24, 2013 and February 21, 2013, the Company repriced all of the loans made under the term loan A facility and the term loan B facility and replaced all of the commitments under the revolving credit facility. On June 6, 2013, we entered into an amendment to our Senior Secured Credit Facilities, which among other things, permitted the Company to incur additional incremental term loans, the proceeds of which we expect will be used to partially fund the Merger. In addition, we intend to seek an amendment of our Senior Secured Credit Facilities, which upon effectiveness would, among other things, increase the revolving facility commitments under our Senior Secured Credit Facilities from $450.0 million to $1.0 billion and extend the maturity of the revolving facility from April 20, 2016 to April 20, 2018. We also intend seek amendments to certain other provisions of our Senior Secured Credit Facilities.
(2)	Since March 31, 2013, we have drawn a net amount of $225.0 million under our revolving credit agreement in connection with the acquisition of Obagi and expect to draw approximately an additional $50.0 million in the near term. We intend to enter into an amendment of our Senior Secured Credit Facilities to increase the commitments under the revolving credit facility to approximately $1.0 billion and to amend certain other provisions of the credit agreement.
(3)	Consists of $1,960.6 million face amount of the term loan A facility, less a discount of approximately $34.0 million.
(4)	Consists of $1,296.7 million face amount of the term loan B facility, less a discount of approximately $31.0 million.
(5)	Consists of $997.5 million face amount of the term loan B facility, less a discount of approximately $23.7 million.
(6)	On March 29, 2013, we commenced an offer to exchange (the “Exchange Offer”) any and all of our outstanding $500.0 million aggregate principal amount of 6.375% senior notes due 2020 (the “Existing Notes”) into the current outstanding $1.75 billion 6.375% senior notes due 2020. We conducted the Exchange Offer in order to satisfy our obligations under the indenture governing the Existing Notes with the anticipated result being that some or all of such notes would be part of a single series of 6.375% senior notes under one indenture. The Exchange Offer, which did not result in any changes to existing terms or to the total amount of our debt outstanding, expired on April 26, 2013. $497.7 million of aggregate principal amount of the Existing Notes were exchanged as of such date.
(7)	Consists of $500.0 million face amount of 6.75% Notes due 2017, less a discount of approximately $1.6 million.
(8)	Consists of $944.6 million face amount of 6.875% Notes due 2018, less a discount of approximately $5.1 million.
(9)	Consists of $690.0 million face amount of 7.00% Notes due 2020, less a discount of approximately $3.2 million.
(10)	Consists of $550.0 million face amount of 7.25% Notes due 2022, less a discount of approximately $8.4 million.

DIVIDEND POLICY

No dividends were declared or paid in 2012 and 2011. During 2010, we declared and paid dividends per Common Share as follows:

Date Declared	Payment Date	Dividend per Common Share
February 25, 2010	April 5, 2010	$0.09
May 6, 2010	July 5, 2010	$0.095
August 5, 2010	October 4, 2010	$0.095
November 4, 2010	December 22, 2010	$1.00

Total		$1.280

On November 4, 2010, our board of directors declared a special dividend of $1.00 (the “special dividend”) per Common Share. Shareholders of record as of the close of business on November 15, 2010 (the “record date”) were entitled to receive the special dividend on December 22, 2010. In connection with the special dividend, we established a special dividend reinvestment plan under which eligible shareholders of record as of the record date could elect to reinvest the special dividend (net of any applicable withholding tax) in additional common shares of the Company. Following the payment of the special dividend, the special dividend reinvestment plan was terminated. The aggregate cash special dividend paid was $297.6 million and we issued 72,283 additional shares to shareholders that elected to reinvest in additional Common Shares of the Company.

While our board of directors will review our dividend policy from time to time, we currently do not intend to pay any cash dividends in the foreseeable future on our Common Shares or Class A Special Shares. In addition, our existing debt instruments restrict or prevent us from paying dividends on our Common Shares. Agreements governing any future indebtedness, in addition to those governing our current indebtedness, may not permit us to pay dividends on our Common Shares.

MARKET FOR COMMON SHARES

Our Common Shares are traded and quoted on the NYSE and the TSX under the symbol “VRX.”

The following table sets forth the high and low per share sales prices for our Common Shares on the NYSE and TSX for the periods indicated.

	NYSE (US$)		TSX (Cdn$)
Year	High	Low	High	Low
2013:
First Quarter	$75.10	$59.34	$76.58	$58.53
Second Quarter (through June 18, 2013)	$96.25	$69.87	$99.49	$70.99
2012:
First Quarter	$55.80	$45.52	$55.24	$45.32
Second Quarter	$59.94	$42.47	$58.98	$43.99
Third Quarter	$61.11	$44.01	$59.88	$45.07
Fourth Quarter	$61.10	$52.50	$60.73	$52.29
2011:
First Quarter	$51.13	$28.06	$49.62	$28.82
Second Quarter	$55.00	$47.28	$53.38	$45.05
Third Quarter	$57.24	$34.12	$54.28	$35.27
Fourth Quarter	$47.58	$32.05	$48.29	$33.91

As of June 18, 2013, the last reported sale price of our Common Shares on the NYSE was $85.86 and on the TSX was Cdn$87.74.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the Offered Shares. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Firm Shares indicated in the following table.

Underwriters	Number of Firm Shares
Goldman, Sachs & Co.	22,330,412
Goldman Sachs Canada Inc.	1,199,000

Total	23,529,412

The underwriters are committed to take and pay for all of the Offered Shares, if any are taken, other than the Common Shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to $300.0 million of Additional Shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any Additional Shares are purchased pursuant to this option, the underwriters will severally, but not jointly, purchase Additional Shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase $300.0 million of Additional Shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.0625	$1.0625
Total	$25,000,000	$28,750,000

Offered Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Offered Shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6375 per share from the initial public offering price. After the initial offering of the Offered Shares, the underwriters may change the offering price and the other selling terms. The offering of the Offered Shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and other parties have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell Common Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because shares sold by such underwriter or for such underwriter’s account have been repurchased by the other underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Common Shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE or TSX, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural ,or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted by the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Offered Shares shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Offered Shares to the public” in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Offered Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that

Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Offered Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Offered Shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the Company;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

The Offered Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Shares may not be circulated or distributed, nor may the Offered Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Offered Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The Offered Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3,300,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have, from time to time, performed, and may in the future perform, a variety of these services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investment and securities activities may involve securities and instruments of the Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain of the underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and commercial banking services for the Company, and its affiliates which they received or will receive customary fees and expenses and, are lenders under the Company’s Senior Secured Credit Facilities and under B&L’s existing credit facilities, including its revolver. Upon repayment of the B&L existing credit facilities, based on amounts outstanding at the date of this prospectus supplement, Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., will receive an aggregate amount of approximately $55.0 million from the proceeds of this offering and the Debt Financing. Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co., is a joint lead arranger, joint bookrunner, the administrative agent and collateral agent for the Senior Secured Credit Facilities. In addition, certain of the underwriters and/or their respective affiliates have also agreed to provide interim financing in the amount of $9.27 billion to us under certain circumstances in the event this offering and the Debt Financing are not consummated for which such underwriters and their respective affiliates will be paid customary fees. See “Summary—Recent Developments—Commitment Letter”. Goldman, Sachs & Co. acted as a financial advisor to the Company and to B&L in connection with the Merger. See “Summary—Recent Developments—Bausch & Lomb Merger”. In addition, Goldman, Sachs & Co. or an affiliate thereof has agreed to act as dealer manager in connection with the potential tender offer for B&L’s 9.875% Senior Notes due 2015 and will be paid customary fees.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Shares to a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential tax effects to a U.S. Holder. This discussion is based upon current U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules (including holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation). In addition, this discussion is limited to U.S. Holders who hold our Common Shares as capital assets for U.S. federal income tax purposes.

In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our Common Shares should consult its tax advisor with regard to the U.S. federal income tax treatment of the purchase, ownership and disposition of our Common Shares.

Each prospective purchaser of our Common Shares should consult its tax advisor concerning the tax consequences of an investment in our Common Shares in light of its particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of state, local, non-U.S. or other tax laws.

Taxation of Distributions

Subject to the discussion under “–Passive Foreign Investment Company Status” below, the gross amount of a distribution made by us with respect to our Common Shares (including any amounts withheld in respect of Canadian withholding taxes), will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such amount (including taxes withheld) will be included in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of our Common Shares that are traded on the NYSE will be eligible for reduced rates of taxation provided that we are not a passive foreign investment company, or PFIC, during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

The amount of any dividend paid in a foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. holders generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The gain or loss will be equal to the difference, if any, between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the foreign currency into U.S. dollars. Generally, any such gain or loss will be treated as ordinary income or loss and will generally be treated as United States source income. U.S. Holders are encouraged to consult their tax advisors regarding the treatment of foreign currency gain or loss on any foreign currency received that is converted into U.S. dollars on a date subsequent to the date of receipt.

A dividend distribution will generally be treated as foreign source “passive” income for U.S. foreign tax credit purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Status” below, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its Common Shares in an amount equal to the difference, if any, between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such Common Shares. Such gain or loss will be capital gain or loss and will be long term capital gain or loss if our Common Shares have been held for more than one year. Long term capital gain recognized by individuals and other non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a Canadian tax is imposed on the sale or other disposition of our Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of the Canadian tax. Because a U.S. Holder’s gain from the sale or other disposition of Common Shares will generally be United States source gain, a U.S. Holder may be unable to claim a credit against its U.S. federal tax liability for any Canadian tax on gains. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including the Canadian tax, if any, in computing taxable income, subject to generally applicable limitations under U.S. federal income tax law (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Common Shares.

Passive Foreign Investment Company Status

Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds our Common Shares. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based on current income, assets and activities, we believe that we are not currently a PFIC, and that we are not likely to become a PFIC in the near future. However, the determination of whether we are or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of our income and assets and the market value of our Common Shares and our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Further, the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to an investment in our Common Shares.

Foreign Asset Reporting

Certain U.S. Holders may be required to submit to the IRS certain information with respect to their beneficial ownership of our Common Shares, if such Common Shares are not held on their behalf by a financial institution. Penalties may be imposed on a U.S. Holder if such U.S. Holder is required to submit such information to the IRS and fails to do so.

Information Reporting and Backup Withholding

Dividend payments with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares, may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires as beneficial owner Common Shares pursuant to this offering and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) deals at arm’s length with the Company; (2) is not affiliated with the Company; (3) holds the Common Shares as capital property and (4) has not entered into, with respect to its Common Shares, a “derivative forward agreement” as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013 (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not acquire or hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to (i) a purchaser that is a “specified financial institution”, (ii) a purchaser an interest in which is a “tax shelter investment”, (iii) a purchaser that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) a purchaser that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) a purchaser that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in proposed section 212.3 of the Tax Act, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares. In the case of a Resident

Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3 % under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

A dividend received by an individual (other than certain specified trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dispositions

Generally, on a disposition or deemed disposition of a Common Share (other than to the Company or on a tax deferred transaction), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this offering will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Common Share or a share for which the Common Share is substituted or exchanged to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Capital gains realized by an individual (other than certain specified trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

If the Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Holder may also be liable to pay a 6 2/3% refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains, for the year.

Eligibility for Investment

On the date of issue, the Common Shares will be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSA”) and, in the case of an RRSP, an RRIF or a TFSA, provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, does not have a “significant interest” (within the meaning of the Tax Act) in the Company, will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the “Convention”), where dividends on the Common Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares, unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time (1) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm’s length, or the Non-Resident Holder together with all such persons, has owned 25% or more of the issued shares of any class or series of the capital stock of the Company and (2) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

LEGAL MATTERS

Certain legal matters in connection with the Offered Shares will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Ontario with respect to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York with respect to matters of U.S. law, and on behalf of the underwriters by Stikeman Elliott LLP with respect to matters of Canadian law and by Cahill Gordon & Reindel LLP with respect to matters of U.S. law.

EXPERTS

The consolidated financial statements and the financial statement schedule of the Company as of December 31, 2012 and for the year ended December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2012 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Medicis Pharmaceutical Corporation, OraPharma Topco Holdings, Inc., Probiotica Laboratorios Ltda. and certain assets acquired from Gerot Lannach and Johnson & Johnson Consumer Companies Inc. the Company acquired as of December 31, 2012, of PricewaterhouseCoopers LLP (US), independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and the financial statement schedule of the Company as of and for the year ended December 31, 2011, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by PricewaterhouseCoopers LLP (Canada), independent registered public accounting firm, as stated in their report and incorporated by reference herein in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of the Company for the year ended December 31, 2010, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (including the schedule appearing therein), have been audited by Ernst & Young LLP (Canada), independent registered public accounting firm, as set forth in their report thereon appearing therein. The report is incorporated herein by reference in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The Company’s auditors, PricewaterhouseCoopers LLP (US) for the year ended December 31, 2012 and PricewaterhouseCoopers LLP (Canada) for the year ended December 31, 2011, have complied with the SEC’s rules on auditor independence. The Company’s other previous auditors, Ernst & Young LLP (Canada), Chartered Accountants, were independent in accordance with the SEC’s rules on auditor independence up to March 10, 2011.

The audited consolidated financial statements of Bausch & Lomb Holdings Incorporated as of and for the two years ended December 29, 2012 and December 31, 2011, incorporated herein by reference to the Current Report on Form 8-K/A filed by the Company on June 18, 2013, except as they relate to Technolas Perfect Vision GmbH, have been audited by PricewaterhouseCoopers LLP (US), independent registered public accounting firm. Such consolidated financial statements, except as they relate to Technolas Perfect Vision GmbH, have been so incorporated in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Technolas Perfect Vision GmbH, not separately presented nor incorporated by reference in this prospectus supplement, have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent accountants, whose report thereon is also incorporated by reference herein. The audited consolidated financial statements of Bausch & Lomb Holdings Incorporated, to the extent they relate to Technolas Perfect Vision GmbH, have been so incorporated in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Medicis Pharmaceutical Corporation as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, incorporated by reference in the Current Report on Form 8-K filed on December 14, 2012 as amended by the Current Report Form 8-K/A filed on February 25, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Common Shares

Valeant Pharmaceuticals International, Inc. (the “Company”) may offer to sell, from time to time, an indeterminate amount of common shares (the “shares”). The shares may be offered separately or together, in amounts, at prices and on terms that will be set forth in one or more prospectus supplements to this prospectus.

This prospectus describes some of the general terms that may apply to the shares and the general manner in which they may be offered. Each time the Company sells shares, a prospectus supplement will be provided that will contain specific information about the terms of any shares offered and the specific manner in which the shares will be offered. The prospectus supplement will also contain information, where appropriate, about certain United States federal income tax consequences relating to, and any listing on a securities exchange of, the shares covered by the prospectus supplement. The prospectus supplement may add to, update or change the information in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our shares. This prospectus may not be used to sell shares unless accompanied by a prospectus supplement.

The Company may offer the shares directly to investors, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents, underwriters, or dealers are involved in the sale of any of the shares, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. For more detailed information, see “Plan of Distribution.”

Our common shares are traded on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “VRX.” On June 7, 2013, the last reported sale price of our common shares was $85.59 per share on the NYSE and Cdn$87.21 per share on the TSX.

Investing in our common shares involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 10, 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf process, we may from time to time sell an indeterminate principal amount of shares in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement or incorporated by reference in these documents. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus and the accompanying prospectus supplement are an offer to sell only the shares offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front of those documents.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” any applicable prospectus supplement and the documents that we incorporate by reference into this prospectus and the prospectus supplement, before making an investment decision. For a more complete description of our business, see the “Business” section of our Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference herein. Unless the context otherwise requires, the “Company,” “we,” “us,” and “our” refer, collectively, to Valeant Pharmaceuticals International, Inc. and its subsidiaries.

The Company

We are a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical and over-the-counter (“OTC”) products and medical devices. Our specialty pharmaceutical and OTC products are marketed under brand names and are sold in the United States (“U.S.”), Canada, Australia and New Zealand, where we focus most of our efforts on products in the dermatology and neurology therapeutic classes. We also have branded generic, branded and OTC operations in Central and Eastern Europe, Latin America, South East Asia and South Africa.

Our product portfolio is significantly diversified, with approximately 1,200 different products across different therapeutic classes and geographic areas. For the last three months ended March 31, 2013, our largest product represented less than 7% of revenue, and our second largest product represented less than 5% of revenue. We focus our operations on business segments characterized by above average growth rates and long duration assets that we believe have the potential for solid growth and strong operating margins.

As a result of our acquisition strategy and continued growth, impacted most recently by the December 2012 Medicis acquisition, we realigned our segment structure. Historically, we reported in four segments—U.S. Dermatology, U.S. Neurology and Other, Canada and Australia, and Emerging Markets. Effective in the first quarter of 2013, we now have two reportable segments: (i) Developed Markets, and (ii) Emerging Markets.

The following provides an overview of our segments:

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Developed Markets consists of (i) sales in the U.S. of pharmaceutical and OTC products, and alliance and contract service revenues, in the areas of dermatology, aesthetics (including medical devices), dentistry, ophthalmology and podiatry, (ii) sales in the U.S. of pharmaceutical products indicated for the treatment of neurological and other diseases, as well as alliance revenue from the licensing of various products the Company developed or acquired, and (iii) sales of pharmaceutical and OTC products sold in Canada, Australia and New Zealand.

Our principal products are in dermatology and include Solodyn® for the treatment of acne and the aesthetic products Restalyne® (dermal filler) and Dysport® (injectable neurotoxin). Other key products in the developed markets segment include Wellbutrin® for major depressive disorder, CeraVe® (an OTC skin care line), Visudyne® and Macugen® for macular degeneration and other ophthalmic conditions, and Arestin® for the treatment of gum disease.

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Emerging Markets consists of branded generic pharmaceutical products, as well as OTC products and agency/in-licensing arrangements with other research-based pharmaceutical companies (where we distribute and market branded, patented products under long-term, renewable contracts). Products are sold in over 20 countries in Central and Eastern Europe (primarily Russia, Poland and Serbia), in Latin America (Mexico, Brazil and exports out of Mexico to other Latin American markets), and in South East Asia and South Africa.

Our Central and Eastern European branded generics business now covers a broad range of treatments, including antibiotics, treatments for cardiovascular and neurological diseases, dermatological products and diabetic therapies among many others, as well as a broad range of various OTC products. Our portfolio in Mexico and Brazil includes therapies for vitamin deficiency, antibacterial products, and dermatological products. Our South East Asia and South Africa products include OTC products for cough and cold, and other prescription medicines.

Business Strategy

Our strategy is to focus on core geographies and therapeutic classes, to manage pipeline assets either internally or through strategic partnerships with other pharmaceutical companies and to deploy cash with an appropriate mix of selective acquisitions, debt repayments and repurchases, and share buybacks. As part of our business strategy, we expect to pursue acquisitions from time to time with other companies as opportunities may arise, some of which may be material and/or transformative transactions. Other than in connection with our acquisition of B&L (described below), we are not currently a party to any significant acquisitions, but we may enter into such transactions in the future. We believe this strategy will allow us to improve both the growth rate and profitability of the Company and to enhance shareholder value.

Our low-risk research and development (“R&D”) model is a key element of our business strategy. It allows us to progress development programs to drive future commercial growth, while minimizing our research and development expense. This is achieved primarily in four ways:

•	focusing our efforts on niche therapeutic areas such as dermatology, aesthetics, podiatry, ophthalmology and life-cycle management programs for currently marketed products;

•	acquiring dossiers and registrations for branded generic products, which require limited manufacturing start-up and development activities;

•	selling internal development capabilities to third parties, thereby allowing higher utilization and infrastructure cost absorption; and

•	structuring partnerships and collaborations so that our partners share development costs.

In addition to our low-risk R&D model, we also engage in significant dermatology R&D efforts investigating new compounds, as well as pursuing lifecycle management and line extension R&D.

Recent Developments

Bausch & Lomb Merger

On May 24, 2013, the Company, Valeant Pharmaceuticals International, a Delaware corporation and wholly owned subsidiary of the Company (“VPI”), Stratos Merger Corp., a Delaware corporation and wholly owned subsidiary of VPI (“Merger Sub”), and Bausch & Lomb Holdings Incorporated, a Delaware corporation (“B&L”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for Merger Sub to merge with and into B&L (the “Merger”), with B&L surviving as a wholly owned subsidiary of VPI. As a result of the Merger, the separate corporate existence of Merger Sub will cease and B&L will continue as the surviving corporation.

B&L is a leading global eye health company focused on protecting, enhancing and restoring people’s eyesight. Over its 160-year history, B&L has become one of the most widely recognized and respected eye health brands in the world. B&L globally develops, manufactures and markets one of the most comprehensive product portfolios in the eye care industry and delivers a broad, complementary portfolio of products to eye care professionals, patients and consumers.

Through three business units—pharmaceuticals, vision care and surgical—B&L offers products such as branded and generic prescription ophthalmic pharmaceuticals, OTC ophthalmic medications, ophthalmic nutritional products, contact lenses and lens care solutions, as well as products that are used in cataract, vitreoretinal, refractive and other ophthalmic surgical procedures. B&L markets a diversified product portfolio of more than 300 products in over 100 countries through its sales organization of over 3,700 sales personnel. For the year ended December 29, 2012, B&L generated net sales of $3.0 billion.

This transaction adds a leading global eye health company with an iconic brand, another strong specialty platform, an attractive late stage pipeline and an expanded footprint across high-growth emerging markets. The eye health market is positioned to benefit from key global market trends including an aging population, increased incidence of diabetes and rising wealth in emerging markets. We believe this transaction will enhance our expected future cash flows and provide an attractive return to our shareholders.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each share of B&L common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time, other than any dissenting shares and any shares held by B&L, VPI, Merger Sub or any of their respective subsidiaries, will be converted into the right to receive its pro rata share (the “Per Share Merger Consideration”), without interest, of an aggregate purchase price equal to $8.7 billion minus B&L’s existing indebtedness for borrowed money (which will be paid off by the Company in accordance with the terms of the Merger Agreement) and related fees and costs, minus certain of B&L’s transaction expenses, minus certain payments with respect to certain canceled B&L performance-based options (which will not be outstanding immediately prior to the Effective Time), plus the aggregate exercise price applicable to B&L’s outstanding options immediately prior to the Effective Time, and plus certain cash amounts, all as further described in the Merger Agreement. The Merger will be financed with debt and approximately $1.5 billion to $2.0 billion of new equity. See “Where You Can Find Additional Information.”

Each B&L restricted share and stock option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the Per Share Merger Consideration in the case of restricted shares or, in the case of stock options, the excess, if any, of the Per Share Merger Consideration over the exercise price of such stock option.

The Company has guaranteed the obligations of VPI and Merger Sub under the Merger Agreement.

Consummation of the Merger is subject to customary conditions, including (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as the obtaining of certain foreign antitrust approvals, and (ii) the absence of a material adverse effect on B&L, as defined in the Merger Agreement.

On May 25, 2013, holders representing more than 90% of the outstanding shares of B&L common stock delivered to the Company a written consent adopting the Merger Agreement.

The Merger Agreement contains representations and warranties and covenants customary for a transaction of this nature. In addition, B&L has agreed to terminate any existing discussions with respect to third party acquisition proposals, refrain from facilitating any such proposals and withdraw the registration statement on Form S-1 that it had previously filed with the SEC in contemplation of an initial public offering. The Merger Agreement contains certain termination rights for VPI and B&L, including upon (i) the failure to consummate the Merger by the six month anniversary of the date of the Merger Agreement, (ii) the existence of certain legal restraints prohibiting the consummation of the Merger or (iii) a material, uncured breach by the other party of the Merger Agreement.

Amendment of Our Senior Secured Credit Facilities

On June 6, 2013, we entered into an amendment of our Senior Secured Credit Facilities to implement certain revisions in connection with the Merger (“Amendment No. 5”). Amendment No. 5 allows for, among other things, a portion of the financing for the Merger to be incurred as incremental term loans under the Senior Secured Credit Facilities and the ability to incur financing for the Merger into escrow in advance, and pending the consummation, of the Merger.

Commitment Letter

The Company and VPI entered into a commitment letter (as amended and restated as of June 4, 2013, the “Commitment Letter”), with Goldman Sachs Lending Partners LLC, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Bank of America, N.A., Barclays Bank PLC, Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., DNB Bank USA and SunTrust Bank (such financial institutions, the “Commitment Parties”), and certain affiliates of the Commitment Parties, pursuant to which the Commitment Parties committed to provide up to $9.275 billion of unsecured bridge loans for the purposes of funding (i) the transactions contemplated by the Merger Agreement, (ii) B&L’s obligation to repay all outstanding loans under its existing credit facilities, (iii) B&L’s tender offer for or defeasance or irrevocable call for redemption and deposit of cash to effect such defeasance or redemption of B&L’s 9.875% Senior Notes due 2015 and (iv) certain transaction expenses. In connection with the effectiveness of Amendment No. 5, $4.30 billion of the commitments of the Commitment Parties under the Commitment Letter were reallocated from unsecured bridge loans to a commitment in respect of incremental term loans under our Senior Secured Credit Facilities. The financing commitments of the Commitment Parties are subject to various terms and conditions set forth in the Commitment Letter. See “Where You Can Find Additional Information.”

Zovirax®

On April 4, 2013, the first generic version of our Zovirax ointment was launched by a competitor. In response to this announcement, we entered into an agreement with Watson Laboratories, Inc. (“Watson”), a division of Actavis, Inc., to be the exclusive marketer and distributor of an authorized generic of our Zovirax® ointment product. In addition, we granted Watson the exclusive right to co-promote Zovirax® cream to obstetricians and gynecologists in the U.S. (the “Zovirax® agreement”). In addition, on April 4, 2013, Watson granted us the exclusive right to co-promote Actavis Specialty Brands’ Cordran® Tape product in the U.S. Under the terms of the exclusive Zovirax® agreement, we will supply Watson with a generic version of our Zovirax® ointment product and Watson will market and distribute the product in the U.S. Watson will utilize its existing specialty brands sales and marketing structure to promote the product and will receive a co-promotion fee from sales generated by prescriptions written by its targeted physician group. Under the terms of the Cordran® Tape agreement, we will utilize our existing dermatology sales and marketing structure to promote the product, and will receive a co-promotion fee on sales and receive a share of the profit when an authorized generic of Cordran® Tape is launched.

Acquisition of Obagi Medical Products, Inc.

On April 25, 2013, we completed our acquisition of all of the outstanding shares of Obagi Medical Products, Inc. (“Obagi”) at a price of $24 per share in cash. The aggregate purchase price paid by us in connection with this acquisition was approximately $440 million. Obagi is a specialty pharmaceutical company that develops, markets, and sells topical aesthetic and therapeutic skin-health systems with a product portfolio that includes dermatology brands including Obagi Nu-Derm®, Condition & Enhance®, Obagi-C® Rx, ELASTIDerm® and Obagi CLENZIDerm®.

Sale of Metronidazole 1.3%

On April 30, 2013, we agreed to sell the worldwide rights in our Metronidazole 1.3% Vaginal Gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis, to Watson for approximately $55 million, which includes upfront and certain milestone payments and minimum royalties for the first three years of commercialization. In addition, royalties are payable to the Company on the sales of Metronidazole 1.3% by Watson. In the event of generic competition on Metronidazole 1.3%, should Actavis Specialty Brands choose to launch an authorized generic product, the gross profits of the sales of the authorized generic will be shared with us. We acquired Metronidazole 1.3% development product as part of the acquisition of Medicis in December 2012, and the carrying amount of the related in process research and development, asset is $66.6 million as of March 31, 2013, based on the provisional fair value as of the acquisition date.

RISK FACTORS

Investment in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the specific risks described under the heading “Risk Factors” in any applicable prospectus supplement and under the caption “Risk Factors” in our Annual Reports on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q that are filed with the SEC and the Canadian Securities Administrators, or CSA, which are incorporated herein by reference. Each of the risks described in these headings could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. For more information, see “Where You Can Find More Information.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (or forward-looking information within the meaning of the CSA’s National Instrument 51-102 Continuous Disclosure Obligations) with respect to, among other things, the expected benefits of our acquisitions (including the Merger) and other transactions, such as cost savings, operating synergies and growth potential of the Company; business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products; the impact of healthcare reform; exposure to foreign currency exchange rate changes and interest rate changes; the outcome of contingencies, such as certain litigation and regulatory proceedings; general market conditions; and our expectation regarding our financial performance, including revenues, expenses, gross margins, liquidity and income taxes (collectively, “forward-looking statements”).

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “continue”, “will”, “may”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Such forward-looking statements are found at various places throughout this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus supplement and all such statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following:

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our ability to compete against companies that are larger and have greater financial, technical and human resources than we do, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by our competitors;

•	the introduction of generic competitors of our brand products;

•	the introduction of products that compete against our products that do not have patent or data exclusivity rights, which products represent a significant portion of our revenues;

•	the challenges and difficulties associated with managing the rapid growth of our Company and a large, complex business;

•	our ability to identify, acquire, close and integrate acquisition targets successfully and on a timely basis;

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factors relating to the integration of the companies, businesses and products acquired by the Company (including the integration relating to our recent acquisitions of Medicis and Obagi and anticipated acquisition of B&L), such as the time and resources required to integrate such companies, businesses and products, the difficulties associated with such integrations, and the achievement of the anticipated benefits from such integrations;

•	our ability to secure and maintain third-party research, development, manufacturing, marketing or distribution arrangements;

•	our eligibility for benefits under tax treaties and the continued availability of low effective tax rates for the business profits of certain of our subsidiaries;

•	our substantial debt and debt service obligations and their impact on our financial condition and results of operations;

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our future cash flow, our ability to service and repay our existing debt and our ability to raise additional funds, if needed, in light of our current and projected levels of operations, acquisition activity and general economic conditions;

•	interest rate risks associated with our floating debt borrowings;

•	the risks associated with the international scope of our operations, including our presence in emerging markets and the challenges we face when entering new geographic markets;

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adverse global economic conditions and credit market and foreign currency exchange uncertainty in Central and Eastern Europe, Latin America, Southeast Asia, South Africa, and other countries in which we do business;

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economic factors over which the Company has no control, including changes in inflation, interest rates, foreign currency rates, and the potential effect of such factors on revenues, expenses and resulting margins;

•	our ability to retain, motivate and recruit executives and other key employees;

•	the outcome of legal proceedings, investigations and regulatory proceedings;

•	the risk that our products could cause, or be alleged to cause, personal injury, leading to potential lawsuits and/or withdrawals of products from the market;

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the difficulty in predicting the expense, timing and outcome within our legal and regulatory environment, including, but not limited to, the U.S. Food and Drug Administration, Health Canada and European, Asian, Brazilian and Australian regulatory approvals, legal, and regulatory proceedings and settlements thereof, the protection afforded by our patents and other intellectual and proprietary property, successful generic challenges to our products and infringement or alleged infringement of the intellectual property of others;

•	the results of continuing safety and efficacy studies by industry and government agencies;

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the availability and extent to which our products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of our products;

•	the inclusion of our products on formularies or our ability to achieve favorable formulary status, as well as the impact on the price of our products in connection therewith;

•	the impact of price control restrictions on our products, including the risk of mandated price reductions;

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the success of preclinical and clinical trials for our drug development pipeline or delays in clinical trials that adversely impact the timely commercialization of our pipeline products, as well as factors impacting the commercial success of our currently marketed products, which could lead to material impairment charges;

•

the results of management reviews of our research and development portfolio, conducted periodically and in connection with certain acquisitions, the decisions from which could result in terminations of specific projects which, in turn, could lead to material impairment charges;

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the uncertainties associated with the acquisition and launch of new products, including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and pricing;

•	our ability to obtain components, raw materials or finished products supplied by third parties and other manufacturing and supply difficulties and delays;

•	the disruption of delivery of our products and the routine flow of manufactured goods;

•	the seasonality of sales of certain of our products;

•	declines in the pricing and sales volume of certain of our products that are distributed by third parties, over which we have no or limited control;

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compliance with, or the failure to comply with, health care “fraud and abuse” laws and other extensive regulation of our marketing, promotional and pricing practices, worldwide anti-bribery laws (including the U.S. Foreign Corrupt Practices Act), worldwide environmental laws and regulation and privacy and security regulations;

•	the impacts of the Patient Protection and Affordable Care Act and other legislative and regulatory healthcare reforms in the countries in which we operate; and

•	other risks detailed from time to time in our filings with the SEC and the CSA, as well as our ability to anticipate and manage the risks associated with the foregoing.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus. See “Risk Factors.”

Investors are cautioned that any forward-looking statement speaks only as of the date of this prospectus or, if such statement is included in a document incorporated by reference into this prospectus, as of the date of such other document. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. We caution further that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list should not be considered a complete statement of all potential risks and uncertainties.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus, any applicable prospectus supplement or documents incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities.

We file reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public

Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Valeant Pharmaceuticals International, Inc. The address of the SEC website is http://www.sec.gov.

Important Information Incorporated By Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this document:

•	Annual Report on Form 10-K for the year ended December 31, 2012.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

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Current Reports on Form 8-K, filed on February 25, 2013, May 14, 2013, May 16, 2013, May 21, 2013, May 30, 2013, May 31, 2013 and June 10, 2013 (other than documents or portions of these documents deemed to be furnished rather than filed).

•	Definitive Proxy Statement on Schedule 14A, filed on April 11, 2013, as supplemented on May 10, 2013 and May 16, 2013.

In addition, the Company incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before completion of this offering. These documents include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, as well as proxy statements. Such documents are considered to be a part of this prospectus, effective as of the date such documents are filed. To the extent that any information contained in any such Current Report on Form 8-K, or any exhibit thereto, is furnished, rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to:

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

Attn: Investor Relations

Telephone: (949) 461 6002

You may also access all of the documents above and incorporated by reference into this prospectus free of charge at our website www.valeant.com. The reference to our website does not constitute incorporation by reference of the information contained on such website.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering material, we will use the net proceeds from the sale of the shares for general corporate purposes, which may include providing working capital or funding capital expenditures and future acquisitions, including the B&L acquisition described under “Recent Developments—Bausch & Lomb Merger.”

DESCRIPTION OF CAPITAL STOCK

Unless indicated differently in a prospectus supplement, this section describes the terms of our common stock. The following description is only a summary and is qualified in its entirety by reference to applicable law, our restated articles of incorporation and our by-laws. Copies of our restated articles of incorporation and by-laws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A Special Shares (the “Class A Special Shares”). As of March 31, 2013 there were 304,115,156 common shares outstanding and no Class A Special Shares outstanding.

Common Shares

Dividends

The holders of common shares are entitled to receive dividends declared thereon by the Company’s board of directors, subject to the prior rights of the holders of the Class A Special Shares of the Company and any other shares ranking senior to the common shares with respect to priority in the payment of dividends. While our board of directors will review our dividend policy from time to time, we currently do not intend to pay any cash dividends in the foreseeable future on our common shares or Class A Special Shares.

Voting

The holders of common shares are entitled to receive notice of and to attend all shareholders’ meetings and will be entitled to one vote for each common share held, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

Liquidation, Dissolution and Winding Up

In the event of dissolution, liquidation or winding-up of the Company, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the prior rights of the Class A Special Shares and any other shares ranking senior to the common shares with respect to priority in such matters, the holders of the common shares are entitled to receive the remaining property and assets of the Company.

Other Rights

The holders of the common shares do not have any pre-emptive, subscription or redemption rights.

Class A Special Shares

Issuable in Series

The Class A Special Shares may from time to time be issued in one or more series, and our board of directors may determine for any such series, the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Class A Special Shares.

Dividends, Liquidation, Dissolution and Winding Up

The Class A Special Shares will, with respect to payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution, winding up of the Company, or any other return of capital or distribution of assets among its shareholders for the purpose of winding up its affairs, rank on a parity with the special shares of every other class or series and are entitled to preference over the common shares and any other shares ranking junior to the Class A Special Shares.

Conversion into Common Shares

The Class A Special Shares of any series may be made convertible into common shares.

Voting Rights

Unless our board of directors otherwise determines, the holders of the Class A Special Shares are not entitled to vote at a meeting of shareholders.

PLAN OF DISTRIBUTION

We may sell shares offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers;

•	through a combination of any of these methods.

A distribution of the shares offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, subscriptions, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the manner in which we may sell some or all of the shares covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

We may also enter into hedging transactions. For example, we may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the shares pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares received from us to close out its short positions;

•	sell securities short and redeliver such shares to close out our short positions;

•

enter into option or other types of transactions that require us to deliver common shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the shares under this prospectus; or

•

loan or pledge the shares to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell shares covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use shares borrowed from us or others to settle such sales and may use shares received from us to close out any related short positions. We may also loan or pledge shares covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each offering of shares will state the terms of the offering, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the shares and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the shares described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered shares may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered shares may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered shares for their own account. The underwriters may resell the offered shares in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We may offer the shares to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of shares, the obligations of the underwriters to purchase the offered shares will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the shares offered if any of the shares are purchased, unless otherwise specified in connection with any particular offering of shares. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered shares. Unless otherwise specified in connection with any particular offering of shares, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered shares to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered shares upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered shares. A prospectus supplement or pricing supplement, as the case may be, will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

Dealers

We may sell the offered shares to dealers as principals. We may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such shares to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered shares directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered shares on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be, will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Stabilization and Other Transactions

Our common shares are listed on the NYSE and the TSX. The underwriters may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (the “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of shares will be significantly less than this amount.

LEGAL MATTERS

Certain legal matters in connection with the shares offered hereby will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Ontario with respect to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York with respect to matters of U.S. law. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2012 and for the year ended December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2012 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Medicis Pharmaceutical Corporation, OraPharma Topco Holdings, Inc., Probiotica Laboratorios Ltda. and certain assets acquired from Gerot Lannach and Johnson & Johnson Consumer Companies Inc. the Company acquired as of December 31, 2012, of PricewaterhouseCoopers LLP (US), independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and the financial statement schedule of the Company as of and for the year ended December 31, 2012, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by PricewaterhouseCoopers LLP (Canada), independent registered public accounting firm, as stated in their report appearing in that Form 10-K and incorporated by reference herein in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of the Company for the year ended December 31, 2010, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing therein. The report is incorporated herein by reference in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The Company’s auditors, PricewaterhouseCoopers LLP (US) for the year ended December 31, 2012 and PricewaterhouseCoopers LLP (Canada) for the year ended December 31, 2011, have complied with the SEC’s rules on auditor independence. The Company’s other previous auditors, Ernst & Young LLP (Canada), Chartered Accountants, were independent in accordance with the SEC’s rules on auditor independence up to March 10, 2011.

The audited consolidated financial statements of Bausch & Lomb Holdings Incorporated as of and for the two years ended December 29, 2012 and December 31, 2011, incorporated by reference in the Current Report on Form 8-K filed on June 10, 2013, except as they relate to Technolas Perfect Vision GmbH, have been audited by PricewaterhouseCoopers LLP (US), independent registered public accounting firm. Such consolidated financial statements, except as they relate to Technolas Perfect Vision GmbH, have been so incorporated in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Technolas Perfect Vision GmbH, not separately presented nor incorporated by reference in this prospectus, have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent accountants, whose report thereon is also incorporated by reference herein. The audited consolidated financial statements of Bausch & Lomb Holdings Incorporated, to the extent they relate to Technolas Perfect Vision GmbH, have been so incorporated in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Medicis Pharmaceutical Corporation as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, incorporated by reference in the Current Report on Form 8-K filed on December 14, 2012 as amended by the Current Report Form 8-K/A filed on February 25, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Valeant Pharmaceuticals International, Inc.

$2,000,000,020

Common Shares

Goldman, Sachs & Co.

Goldman Sachs Canada Inc.